(As filed with the Securities and Exchange Commission March 21, 2002)

                                                               File No. 70-9551

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 1)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                            IWC Resources Corporation
                           Indianapolis Water Company
                              Harbour Water Company
                            Liberty Water Corporation
                        Irishman's Run Acquisition Corp.
                       The Darlington Water Works Company
                          IWC Morgan Water Corporation
                      White River Environmental Partnership
                             1220 Waterway Boulevard
                           Indianapolis, Indiana 46202

                  (Names of companies filing this statement and
                   addresses of principal executive offices)

-------------------------------------------------------------------------------

                                  NiSource Inc.

 (Name of top registered holding company parent of each applicant or declarant)

-------------------------------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)
            --------------------------------------------------------

                         The Commission is requested to
                           mail copies of all orders,
                                notices and other
                               communications to:

    Peter V. Fazio, Jr., Esq.                 William T. Baker, Jr., Esq.
    Schiff Hardin & Waite                     Thelen Reid & Priest LLP
    6600 Sears Tower                          40 West 57th Street
    Chicago, Illinois  60606-6473             New York, New York  10019


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     The record in this proceeding is hereby supplemented as follows:

     1. ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION, is supplemented as follows:

          A. Summary of Prior Proceedings.
             ----------------------------

          By order dated October 30, 2000 in this proceeding (Holding Co. Act Release No. 27263) (the "Merger Order"), the Commission authorized NiSource Inc. (formerly New NiSource Inc.) ("NiSource"), a Delaware corporation, to acquire all of the issued and outstanding common stock of NiSource Inc., an Indiana corporation ("NiSource Indiana") and Columbia Energy Group ("Columbia") through mergers of wholly-owned subsidiaries of NiSource into NiSource Indiana and Columbia, followed immediately by the merger of NiSource Indiana into NiSource. These transactions were consummated on November 1, 2000, and NiSource registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

          NiSource directly or indirectly owns all of the issued and outstanding common stock of ten public-utility subsidiaries (referred to collectively as the "Utility Subsidiaries"), as follows: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc. and Bay State Gas Company, which are owned directly by NiSource; Northern Utilities, Inc., which is a subsidiary of Bay State; and Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc., which are direct subsidiaries of Columbia. Together, the Utility Subsidiaries distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. In addition, Northern Indiana generates, transmits and sells electricity in a portion of northern Indiana.

          IWC Resources Corporation ("IWCR"), an Indiana corporation, is a direct wholly-owned non-utility subsidiary of NiSource. IWCR is a holding company that, through subsidiaries, engages in the business of storing, supplying, distributing and selling water to the public in certain areas of central Indiana and in providing ancillary services to water utilities. IWCR directly owns all of the outstanding common stock of Indianapolis Water Company ("Indianapolis Water"), Harbour Water Company, Liberty Water Corporation, Irishman's Run Acquisition Corp., The Darlington Water Works Company, and IWC Morgan Water Corporation; and indirectly through Indianapolis Water owns a 52% partnership interest in White River Environmental Partnership ("WREP"), which operates a wastewater treatment facility.(1) IWCR and the subsidiaries named above are referred to collectively as the "Water Utilities."

          Under the terms of the Merger Order, the Commission determined that the business of IWCR and its subsidiaries is not retainable under the standards of Section 11(b)(1) of the Act. The Commission directed NiSource, within three

(1) IWCR also directly owns all of the outstanding common stock of a seventh subsidiary company, Lawrence Water Company, Inc., which previously had an operating agreement with the City of Lawrence, Indiana. This subsidiary is now inactive and will remain inactive.


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

years of the date of the Merger Order, to (1) divest the stock or assets of IWCR for cash, or (2) cause the Water Utilities to take appropriate action to sell their assets (net of associated liabilities) for cash, or (3) consummate the divestiture through some combination of the transactions described in (1) and
(2). The Commission held that the disposition of these interests is "necessary and appropriate to integrate and simplify the [NiSource] holding company system
.. . . and to effectuate the provisions of section 11(b)(1) of the Act." The
Commission further directed that the proceeds of the disposition of the stock and/or assets described above (the company selling such stock or assets being referred to as the "Transferor") be contributed to the capital of NiSource Finance Corp. ("NiSource Finance"), a financing subsidiary of NiSource, by NiSource or other Transferor within 90 days of the receipt thereof, and that such capital contributions are "necessary and appropriate to integrate and simplify the holding [company] capital structure."

          B. Subsequent Actions.
             ------------------

          NiSource, IWCR and the Consolidated City of Indianapolis, Marion County, Indiana, an Indiana municipal corporation (the "Buyer") have entered into an Asset Purchase Agreement, dated as of November 26, 2001, pursuant to which Buyer has agreed to purchase substantially all of the assets, properties and rights of the Water Utilities (except for the partnership interest in WREP) for a purchase price (the "Purchase Price") equal to (i) cash consideration of $380 million, plus the cost (estimated at $2.5 million) to redeem certain preferred stock issued by IWCR, and (ii) the assumption by Buyer of indebtedness and other liabilities and obligations of IWCR and the Water Utilities, currently estimated at approximately $200 million. For federal income tax purposes, the transaction will be treated as a sale of the assets of the Water Utilities for an amount equal to the Purchase Price. In accordance with the Merger Order, the proceeds of the sale (currently estimated at approximately $580 million) will be contributed to the capital of NiSource Finance in consideration for preferred stock of NiSource Finance. In addition, Indianapolis Water has agreed to sell its partnership interest in WREP to LAH White Power Corporation and JMM White Power Corporation for $8 million (the "WREP Purchase Prise"). In accordance with the Merger Order, an amount equal to the WREP Purchase Price will be contributed to the capital of NiSource Finance in consideration for preferred stock of NiSource Finance.(2) NiSource Finance will use the proceeds invested in its preferred stock to retire debt.

          C. Further Relief Requested.
             ------------------------

          Section 1081(b)(2) of the Code provides that if any property received in exchange for property that is ordered to be divested is "nonexempt property,"(3) gain shall be recognized unless, in accordance with an order of the Commission, such nonexempt property is expended for property other than nonexempt property or is invested as a contribution to the capital, or as paid-in surplus, of another corporation, and such order recites that such expenditure or investment is "necessary or appropriate to the integration or

(2) Following the completion of these transactions, IWCR will continue to own all of the common stock of the other Water Utilities, which, in turn, will hold the preferred stock of NiSource Finance acquired with the proceeds of the two sales. The Water Utilities will not engage in any active business operations.
(3) The term "non-exempt property" is defined in Section 1083(e) of the Code to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.


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


simplification of the holding company system of which the transferor corporation is a member." In accordance with Section 1081(f) of the Code, NiSource requests that the Commission issue a further order in this proceeding confirming that (1) the proposed sale of the property and assets of the Water Utilities (including the partnership interest in WREP), as described above, will be a disposition in compliance with the Merger Order, (2) the investment of proceeds equal to the Purchase Price and the WREP Purchase Price as a contribution to the capital of NiSource Finance is in compliance with the Merger Order, and (3) accordingly, each of the foregoing is necessary or appropriate to the integration or simplification of the NiSource holding company system and will effectuate the provisions of Section 11(b)(1) of the Act.

     2. ITEM 2 - FEES, COMMISSIONS AND EXPENSES is supplemented as follows:
                 ------------------------------

          The additional fees, commissions or expenses have been incurred in connection with filing this Post-Effective Amendment will not exceed $10,000.

     3. ITEM 5 - PROCEDURE is supplemented as follows:
                 ---------

          NiSource requests that the Commission issue its supplemental order in this proceeding as soon as its rules allow. NiSource expects that the sale of the WREP partnership interest will occur by March 31, 2002, and that the sale of the remaining assets of the Water Utilities will occur by April 30, 2002.



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                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                           NiSOURCE INC.


                           By: /s/ Jeffrey W. Grossman
                           Name: Jeffrey W. Grossman
                           Title:   Vice President and Controller


                           IWC RESOURCES CORPORATION
                           INDIANAPOLIS WATER COMPANY
                           HARBOUR WATER COMPANY
                           LIBERTY WATER CORPORATION
                           IRISHMAN'S RUN ACQUISITION CORP.
                           THE DARLINGTON WATER WORKS COMPANY
                           IWC MORGAN WATER CORPORATION


                           By: /s/ John M. Davis
                           Name: John M. Davis
                           Title: Corporate Secretary


                           White River Environmental Partnership,

                           by Indianapolis Water Company,
                           its general partner,


                           By: /s/ John M. Davis
                           Name: John M. Davis
                           Title: Corporate Secretary


Date:  March 21, 2002

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